March 30, 2007
VIA EDGAR, FACSIMILE AND OVERNIGHT DELIVERY
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549-3561

Attention:	Daniel F. Duchovny, Special Counsel Office of Mergers & Acquisitions Joshua Ravitz, Attorney-Advisor Division of Corporation Finance

Re:	OSI Restaurant Partners, Inc. Amendment No. 2 to Schedule 13E-3 Filed March 26, 2007 File No. 005-41973 Amendment No. 2 to Preliminary Schedule 14A Filed March 26, 2007 File No. 001-15935
Dear Messrs. Duchovny and Ravitz:
     As special counsel to the Special Committee of the Board of Directors of OSI Restaurant Partners, Inc. (the “Company”), we are responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 29, 2007

Securities and Exchange Commission
March 30, 2007

addressed to Joseph J. Kadow with respect to the above-referenced Amendment No. 2 to Schedule 13E-3 (the “Schedule 13E-3”) and Amendment No. 2 to Preliminary Schedule 14A (the “Proxy Statement”). Our response to the comments is being provided on behalf of the Company and the “filing persons” to the Schedule 13E-3 based upon information provided to us by each of such filing persons.
     In connection with this response to the staff’s comments, on behalf of the filing persons, we are filing with the Commission Amendment No. 3 to the Schedule 13E-3, originally filed January 17, 2007 (“Amendment No. 3”), which includes a revised version of the preliminary proxy statement relating to the special meeting of stockholders of the Company to be held to consider the proposed acquisition of the Company by Kangaroo Holdings, Inc. (“Kangaroo Holdings”). Kangaroo Holdings is controlled by an investor group comprised of investment funds associated with the private equity firms Bain Capital Partners, LLC and investment funds affiliated with Catterton Management Company, LLC.
     To facilitate the staff’s review, this letter includes each of the staff’s comments in italics followed by a response. Please note that, as appropriate, the Company has included changes to the Schedule 13E-3 and the Proxy Statement, and page references are to the enclosed marked copy of Amendment No. 3 which includes the revised version of the preliminary proxy statement filed today in connection with the filing of Amendment No. 3. Terms not otherwise defined in this letter shall have the meaning ascribed to them in Amendment No. 3.
     We are sending to your attention three courtesy copies of this letter and Amendment No. 3, marked to show changes against the Schedule 13E-3 filed with the Commission on March 26, 2007. For the convenience of the staff, we are also separately providing copies of the marked pages showing strike-throughs.
Amended Schedule 13E-3
General
1.	We note your response to comments 1, 2 and 3 from our letter of March 22, 2007. Bain Capital (OSI) IX, L.P. was formed by the funds to effect the transaction. As indicated in the Current Issues Outline, we will look through acquisition vehicles. As control persons, we believe each person named in our prior comment should be identified as a filing person on the Schedule 13E-3, including Bain Capital Fund IX, L.P., Bain Capital Partners, LLC, and Catterton Management Company, LLC (and any other owners of the acquisition entities).

As requested, we have added Bain Capital Fund IX, L.P. as a filing person. We respectfully advise the staff that Bain Capital Partners, LLC is a management company which has an advisory services arrangement with, and provides a variety of services (including administrative services) to, various funds, including those that are filing persons, and does not own equity interests in and does not have a control relationship with the funds that are filing persons. Accordingly, Bain Capital Partners, LLC is not in the chain of ownership or control with

Securities and Exchange Commission
March 30, 2007

the acquisition vehicles, Kangaroo Acquisition and Kangaroo Holdings. In addition, we also respectfully advise the staff that Catterton Management Company, LLC, is a consultant to, and provides a variety of services (including administrative services) to, Catterton Partners VI, L.P., but is not an owner or a control person of the acquisition vehicles, Kangaroo Acquisition and Kangaroo Holdings. We respectfully submit that under these circumstances, Bain Capital Partners, LLC and Catterton Management Company, LLC should therefore not be deemed to be filing persons.
Revised Preliminary Schedule 14A
Summary Term Sheet, page 1
2.	We note you have revised your disclosure here and throughout the proxy statement to state that the fairness determination made by each filing person was made as to “OSI’s stockholders (other than the OSI Investors).” We reissue comment 11 from our initial comment letter in which we noted that the fairness determination made by filing persons must be made as to unaffiliated security holders. We note that the fairness determination as currently disclosed includes affiliates of the filing persons. On a related note, refer to our comment 15 in the March 22 comment letter. While the financial advisors may opine on the fairness of the consideration as to the security holders referenced above, any filing person that relies and adopts the advisors’ analysis and opinion must explain how it arrived at a fairness determination for group of security holders other than the one addressed by the advisors’ opinions. Please revise your disclosure with respect to each filing person that relied and adopted the financial advisors’ opinion to explain how the filing person was able to make its required fairness determination.

In response to the Staff’s comment, we have revised the Proxy Statement throughout to indicate that the fairness determination made by each filing person was made as to OSI’s unaffiliated stockholders. Furthermore, we have added additional disclosure on pages 36 and 37 of the amended Proxy Statement to explain how each filing person that relied on and adopted the financial advisors’ opinion was able to make its required fairness determination given that the financial advisors’ fairness determination was made as to OSI’s stockholders (other than the OSI Investors).
Interests of OSI’s Directors and Executive Officers in the Merger, page 4
3.	Please tell us if the option that certain OSI Investors have to “purchase shares of Parent common stock at the same price per share as the Bain Capital Funds and the Catterton Partners Funds,” as referenced in the last answer on page 13, is the same or different than the option to “purchase shares of Parent common stock representing 2.5% of the fully diluted common stock of the Parent,” as referenced in the second bullet-point on page 5. If it is different, please describe the benefit here, including any limitations on the ability to purchase such shares and indicate, if true, that the purchases are expected to be available at substantially less than $40 per share.

Securities and Exchange Commission
March 30, 2007

In response to the Staff’s comment, additional disclosure on page 4 of the amended Proxy Statement has been provided.
Financing, page 5
4.	We note the additional disclosure you have provided in response to comment 5 from our letter of March 22, 2007. Please indicate what portion of the $2.43 billion in debt financing will be raised from the sale of real estate described here.

In response to the Staff’s comment, additional disclosure on page 5 of the amended Proxy Statement has been provided.
Purposes and Reasons of Parent, Merger Sub and the Funds, page 36
5.	Please describe any alternatives considered by the Parent, Merger Sub, and the Funds for achieving the purposes stated here, the reasons they had for the structure of the transaction and for undertaking the transaction at this time, and any effects of the transaction on them. Refer to Item 1013(b), (c), and (d) of Regulation M-A.

In response to the Staff’s comment, additional disclosure on page 37 of the amended Proxy Statement has been provided.
Position of Parent, Merger Sub and the Funds, page 40
6.	Please remove the first sentence of this section.

In response to the Staff’s comment, the sentence cited has been deleted from the amended Proxy Statement.

7.	We note that the Parent, Merger Sub, and the Funds “found persuasive” the conclusions of the special committee and board of directors regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether the Parent, Merger Sub, and the Funds adopted the special committee’s and board of directors’ analysis and opinion.

In response to the Staff’s comment, additional disclosure on page 41 of the amended Proxy Statement has been provided.
Financial Forecast, page 181
8.	To avoid confusion, please specify that the “two forecasts” you reference in the first paragraph include a Base and Downside Forecast.

Securities and Exchange Commission
March 30, 2007

In response to the Staff’s comment, additional disclosure on page 182 of the amended Proxy Statement has been provided.
Earlier Versions of Forecasts, page 187
9.	You reference “[c]hanges to August 18, 2006 Base Forecast” without first describing the August 18, 2006 Base Forecast itself. Please briefly describe the forecast before referencing changes to the forecast.

In response to the Staff’s comment, additional disclosure on page 183 of the amended Proxy Statement has been provided.
Annex E: Information Relating to Parent, Merger Sub and the Funds
10.	Please provide the positions held for the past five years by all individuals named in this annex. For example, please indicate the positions held by Messrs. Hitch, Loughlin, and Ward at Bain Capital Investors prior to becoming managing directors. Also, please provide the address of any corporation or other organization in which the employment occurred. For example, please provide the address of Deutsche Bank Capital.

In response to the Staff’s comment, additional disclosure on pages E-2 and E-3 of Annex E to the amended Proxy Statement has been provided. We respectfully advise the Staff that we have been advised that Deutsche Bank Capital Partners no longer exists, however, we have added to Annex E to the Proxy Statement the location of its offices at the time Mr. Dahnke was employed with Deutsche Bank Capital Partners.

Securities and Exchange Commission
March 30, 2007

* * * * * * * * * * * * * * * * * *
     We respectfully remind the Staff that our merger agreement provides that it can be terminated by either party if the merger is not completed by Monday, April 30. In order to avoid the potentially significant risk of going beyond the drop-dead date, we would need to receive the Staff’s clearance on the amended Schedule 13E-3 and the amended Proxy Statement no later than the close of business on Friday, March 30. In this regard, we note that the meeting date for the special meeting of stockholders may require further change given the timing and such date may be revised in the definitive proxy materials when they are mailed to stockholders and filed with the Commission.
     We greatly appreciate the Staff’s assistance in the review of the Proxy Statement and the Schedule 13E-3 to date and the timeliness of the latest comments. In order to facilitate the clearance of the amended Schedule 13E-3 and the amended Proxy Statement, we are available to discuss these matters at any time and you can reach the undersigned at 212-403-1309, my colleague Jonathan Gordon at 212-403-1110 and the Company’s counsel, John Gherlein of Baker & Hostetler LLP, at 216-861-7398.

Very truly yours,

David A. Katz

Enclosures

cc:	Joseph J. Kadow, OSI Restaurant Partners, Inc.
John M. Gherlein, Baker & Hostetler LLP
Jane Goldstein, Ropes & Gray LLP
Christopher Henry, Ropes & Gray LLP
Laura B. Mutterperl, Kirkland & Ellis LLP
Richard A. Susko, Cleary, Gottlieb, Steen & Hamilton LLP
Charles I. Weissman, Dechert LLP